                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                          Frequency Electronics, Inc.
                    ---------------------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                    --------------------------------------
                        (Title of Class of Securities)


                                   358010106
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 30, 1995
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 358010106

-------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

-------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)  _______________________
     of a Group (See Instructions)
                                             (b)  _______________________

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)                  N/A (See Item 3)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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(6)  Citizenship or Place of Organization                 Delaware
                                                          --------

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    Number of Shares          (7)  Sole Voting Power
    Beneficially Owned             -----------------
    by Each Reporting
    Person With               (8)  Shared Voting Power
                                   -------------------
                                   425,050

                              (9)  Sole Dispositive Power
                                   ----------------------

                              (10) Shared Dispositive Power
                                   ------------------------
                                   425,050

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       425,050

-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)  Approximately 8.5%

-------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)          HC, CO

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                                    2 of 7

                              CUSIP NO. 358010106

-------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

-------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A (See Item 3)

-------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

-------------------------------------------------------------------------------

    Number of Shares          (7)  Sole Voting Power
    Beneficially Owned             -----------------
    by Each Reporting
    Person With               (8)  Shared Voting Power
                                   -------------------
                                   425,050

                              (9)  Sole Dispositive Power
                                   ----------------------

                              (10) Shared Dispositive Power
                                   ------------------------
                                   425,050

-------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       425,050

-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 8.5%

-------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)          CO

-------------------------------------------------------------------------------

                                    3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 3 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MARCH 31, 1995 AND AMENDMENT NO. 2 DATED SEPTEMBER 18, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         -----------------------

     (a) Sales by FAEH and FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of FEI or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) FAEH owns all 425,050 Shares indirectly through FAE. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:


                                       Percentage of
                      Shares              Shares
                   Beneficially         Beneficially
  Person              Owned                Owned
  ------           ------------        -------------

  FAEH               425,050                8.5%

  FAE                425,050                8.5%


  (b) FAEH shares voting power and dispositive power with respect to the 425,050 Shares with FAE.

                                    4 of 7

  (c) Schedule II, attached hereto, describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE, any of the persons listed on Schedule I, in Shares effected during the past 60 days.

                                    5 of 7

                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1995

                                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                    BY:        Michael S. Paquette
                                        -------------------------------------
                                    Name:      Michael S. Paquette
                                    Title:     Vice President and Controller



                                    FUND AMERICAN ENTERPRISES, INC.


                                    BY:        Terry L. Baxter
                                        -------------------------------------
                                    Name:      Terry L. Baxter
                                    Title:     President and Secretary

                                    6 of 7

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Shares of Common Stock of Frequency Electronics, Inc. by the Reporting Persons and by persons listed in Schedule I within the last 60 days.


          Sold by          Date          Number Sold       Unit Price
          -------        --------        -----------       ----------
            FAE          11/10/95           20,000           3.8125
            FAE          11/13/95           15,700           3.8125
            FAE          11/17/95              100            3.875
            FAE          11/28/95              500           3.8125
            FAE          11/30/95           50,300           3.5135

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